Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Boston Financial Qualified Housing Limited Partnership
(Name of Subject Company(issuer))

Park G.P., Inc. (offeror)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$262,500	$52.50

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$52.50	Filing party:	Park G.P., Inc.
Form or registration no.:	SC TO-T	Date filed:	October 12, 2004

[   ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

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         This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 12, 2004, as amended and supplemented on November 12, 2004, and November 24, 2004, by Park G.P., Inc., a Missouri corporation (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase 7,600 units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP (the “Partnership”) at a cash purchase price of $65 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 8, 2004 (the “Offer to Purchase”) a copy of which was filed as Exhibit 12.1 to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

         The Expiration Date for the Offer has been extended to 5:00 p.m., Kansas City time, on Wednesday, December 22, 2004. The Offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on Wednesday, December 1, 2004.

         The Offer to Purchase and all related documents are amended to extend the Expiration Date of the Offer from 5:00 p.m., Kansas City time, on Wednesday, December 1, 2004 to 5:00 p.m., Kansas City time, on Wednesday, December 22, 2004. All references to the Expiration Date shall mean 5:00 p.m., Kansas City time, on Wednesday, December 22, 2004.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2004

PARK G.P., INC., a Missouri corporation

By: /s/ Christine Robinson
Christine Robinson, President

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